

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

Via E-mail
Todd Wille
Chief Executive Officer
Daegis Inc.
1420 Rocky Ridge Drive, Suite 380
Roseville, California 95661

> **Re: Daegis Inc.**
> **Registration Statement on Form S-3**
> **Filed September 16, 2011**
> **File No. 333-176861**

Dear Mr. Wille:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that Daegis has a pending confidential treatment request (CF No. 27308) for portions of the exhibits to a Form 8-K filed on July 7, 2011. Comments on this request will be provided separately. Please be advised that all comments relating to the confidential treatment request will need to be resolved prior to the requested effective date of the registration statement.

2.   Certain information appears to have been left blank in your registration statement to be completed in a subsequent pre-effective amendment. For example, we note that the dates of the signatures to each of the following are not provided: the Form S-3, the legality opinion filed as Exhibit 5.1, and the auditor's opinion filed as Exhibit 23.1. Please ensure that these dates are included in your amended filing, along with all other information required to be provided in the registration statement.

Information Incorporated by Reference, page 15

3.   Please revise to incorporate by reference into your registration statement all reports required to be filed pursuant to Section 13(a) or 15(d) of the Exchange Act since April 30, 2011 (the end of the fiscal year covered by your Form 10-K). In this regard, it appears you should expressly incorporate by reference your current reports on Form 8-K filed on May 5, 2011, July 6, 2011, and July 7, 2011, respectively. See Item 12(a)(2) of Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3483 with any questions. If you thereafter require assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: <u>Via E-mail</u>
        Steven Bonham, Chief Financial Officer
        Gilles S. Attia, Esq., DLA Piper LLP